

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

John D. Erickson, Chief Executive Officer
Otter Tail Corporation
215 South Cascade Street
PO Box 496
Fergus Falls, MN 56538-0496

>　**Re:　Otter Tail Corporation**
>　　　　**Form 10-K for Fiscal Year Ended December 31, 2009**
>　　　　**Filed February 26, 2010**
>　　　　**File No. 0-53713**

Dear Mr. Erickson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director